Exhibit 99.1

Alexco Reports Voting Results from Annual General Meeting

VANCOUVER, BC, June 4, 2020 /CNW/ - Alexco Resource Corp. (NYSE: AXU) (TSX: AXU) ("Alexco" or the "Company") announces the results of matters voted upon its Annual General Meeting (the "Meeting") of shareholders held earlier today.

A total of 72,794,052 votes were cast, representing 58.40% of the issued and outstanding common shares as of the record date of the Meeting. All nominated directors were elected with voting results tabulated as follows:

Nominee	Votes For	Percentage	Votes Withheld	Percentage
Clynton R. Nauman	37,708,391	98.69%	502,295	1.31%
Elaine Sanders	37,673,536	98.59%	537,150	1.41%
Karen McMaster	37,665,808	98.57%	544,878	1.43%
Michael D. Winn	37,738,692	98.76%	471,994	1.24%
Richard N. Zimmer	37,707,540	98.68%	503,146	1.32%
Rick Van Nieuwenhuyse	37,664,095	98.57%	546,591	1.43%
Terry Krepiakevich	37,684,305	98.62%	526,381	1.38%

Shareholders also voted 82.02% in favour of the approval of annual award grants to independent directors in 2019, and 98.82% in favour to set the number of directors at seven. In addition, PricewaterhouseCoopers LLP, Chartered Professional Accountants, were re-appointed as auditors with 98.48% voting support.

About Alexco

Alexco is a Canadian primary silver company that owns the majority of the historic high-grade Keno Hill Silver District (the "District") in Canada's Yukon Territory. Alexco has a long history of expanding Keno Hill's mineral resources through successful exploration and is currently advancing a development plan for the District. In 2019, the Company published a positive pre-feasibility study that estimates production of 1.12 million tonnes of ore at an average rate of 430 tonnes per day at an average grade of 805 grams per tonne silver over an 8-year mine life from the Flame & Moth, Bermingham, Bellekeno and Lucky Queen deposits.

Please visit the Alexco website at www.alexcoresource.com

Cautionary Note Regarding Forward-looking Statements

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the timing of activities and reports.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/June2020/04/c9652.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer; Kettina Cordero, Director of Investor Relations, Phone: (778) 945-6577, Email: info@alexcoresource.com

CO: Alexco Resource Corp.

CNW 19:15e 04-JUN-20